Exhibit 99.1

Enlivex Announces Completion of Enrollment In The Phase II stage Of Its Phase I/II Trial Evaluating Allocetra In Patients With Moderate To Severe Knee Osteoarthritis

Nes-Ziona, Israel, April 21, 2025 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Company completed enrollment of all patients in the Phase II stage of its randomized, controlled, blinded Phase I/II trial of Allocetra™ in patients with moderate to severe knee osteoarthritis. Overall, 133 patients were randomized and treated in the Phase II stage.

Oren Hershkovitz, Ph.D, CEO of Enlivex, commented, “We are pleased to have completed the recruitment of patients in the Phase II stage of this trial, which follows the recently announced promising initial efficacy data from the Phase I stage. We therefore reiterate our timeline objective to obtain 3-month topline data by August 2025. We believe Allocetra™ has the potential to transform the way osteoarthritis patients are being treated today, and we are eager to receive the topline data of the trial.”

ABOUT THE PHASE I/II CLINICAL TRIAL IN MODERATE TO SEVERE KNEE OSTEOARTHRITIS

The multi-center Phase I/II clinical trial consists of two stages. The first stage was a Phase I safety run-in, open-label dose escalation phase to characterize the safety and tolerability of Allocetra™ injections to the target knee, in order to identify the dose and injection regimen for the subsequent Phase II stage. Recently the Company announced positive interim 3-month and 6-month efficacy data for the first 12 patients treated in this Phase I stage, demonstrating marked statistically significant improvements in all key efficacy endpoints and no safety issues. The Phase II stage, which completed its patient enrollment, is a double-blind, randomized, placebo-controlled multi-center trial. In addition to evaluating safety, the study design includes an interim statistical evaluation, conducted by an independent third party and blinded to the Company, to assess the potential value of the enrollment of up to 50 patients in addition to the originally targeted randomized sample size, and its marginal impact on the p-value of the statistical estimation of the total group and/or specific sub-group. In addition, the study incorporates an independent data safety and monitoring board (DSMB) that reviews the safety data at predefined time points. The trial’s key efficacy end points will evaluate joint-pain and joint-function in comparison to placebo at three months, six months and post treatment, including 12 month follow up. The Company expects a topline data readout from the Phase II stage, including full 3-month endpoints, by August 2025.

ABOUT KNEE OSTEOARTHRITIS

Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. There are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life debilitating conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, expected clinical trial results, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO
RedChip Companies Inc.
1-407-644-4256
ENLV@redchip.com